4) Purchase or sell commodities or commodity contracts.
(6) With respect to 75% of its total assets, invest in the securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. government or its agencies or instrumentalities.
9) Purchase or sell options, or puts, calls, straddles, spreads or combinations thereof, except that the fund may write covered call options with respect to any part or all of its portfolio securities and enter into closing purchase transactions with respect to such options.